[redacted]

08027933

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-67044

ANNUAL AUDITED REPORT
FORM X -17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2007** (MM/DD/YY) AND ENDING **12/31/2007** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Walker Capital Partners, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1073 Northcliffe Drive
(No. and Street)

Atlanta	**Georgia**	**30318**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Hronchek **(404) 432-8289**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Porter Keadle Moore, LLP
(Name – *if individual, state last, first, middle name*)

235 Peachtree Street, NE, Suite 1800	**Atlanta**	**Georgia**	**30303**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 2 6 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 2 9 2008
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Michael Hronchek,** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Walker Capital Partners, LLC**, as of **December 31, 2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

KIMBERLY A. TAYLOR NOTARY GEORGIA PUBLIC HENRY COUNTY

Notary Public, Henry County, Georgia
My Commission Expires June 27, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Porter Keadle Moore, LLP

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Members
Walker Capital Partners, LLC
Atlanta, Georgia

In planning and performing our audit of the consolidated financial statements and supplemental schedule of Walker Capital Partners, LLC and subsidiaries, formerly known as FD Capital, LLC (the "Company"), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

(3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Certified Public Accountants
Suite 1800 • 235 Peachtree Street NE • Atlanta, Georgia 30303 • Phone 404-588-4200 • Fax 404-588-4222 • www.pkm.com

To the Members
Walker Capital Partners, LLC
Page 2

Because of inherent limitations in internal control and practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A *material weakness* is a significant deficiency, or a combination of significant deficiencies, that results in a more than remote likelihood that a material misstatement will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of the report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PORTER KEADLE MOORE, LLP

Atlanta, Georgia
February 27, 2008

WALKER CAPITAL PARTNERS, LLC

and Subsidiaries

(formerly FD Capital, LLC)

Consolidated Financial Statements

December 31, 2007 and 2006

(with Independent

Accountants' Report thereon)

▶▶▶▶▶

Porter Keadle Moore, LLP

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Members
Walker Capital Partners, LLC
Atlanta, Georgia

We have audited the accompanying consolidated balance sheets of Walker Capital Partners, LLC and Subsidiaries, formerly known as FD Capital, LLC (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of earnings, members' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Walker Capital Partners, LLC and Subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Porter Keadle Moore, LLP

Atlanta, Georgia
February 27, 2008

Certified Public Accountants
Suite 1800 • 235 Peachtree Street NE • Atlanta, Georgia 30303 • Phone 404-588-4200 • Fax 404-588-4222 • www.pkm.com

WALKER CAPITAL PARTNERS, LLC
and Subsidiaries
(formerly FD Capital, LLC)

Consolidated Balance Sheets

December 31, 2007 and 2006

	2007	2006
Assets		
Cash	$ 341,462	177,824
Accounts receivable	11,000	-
Total assets	$ 352,462	177,824
Liabilities and Members' Equity		
Liabilities:		
Accounts payable	$ 4,177	31,480
Advance from member	25,000	-
Total liabilities	29,177	31,480
Minority interest in subsidiaries	61,997	-
Members' equity	261,288	146,344
Total liabilities, members' equity and minority interest in subsidiaries	$ 352,462	177,824

See accompanying notes to consolidated financial statements.

WALKER CAPITAL PARTNERS, LLC
and Subsidiaries
(formerly FD Capital, LLC)

Consolidated Statements of Earnings

For the Years Ended December 31, 2007 and 2006

	2007	2006
Revenues:		
Advisory fees	$ 436,600	1,263,000
Other income	35,000	-
Total revenues	471,600	1,263,000
Operating expenses:		
Royalty – affiliate	-	138,000
Administrative services – affiliate	-	102,000
Licenses and insurance	19,533	-
Rent	2,000	-
General and administrative	219,071	108,230
Total operating expenses	240,604	348,230
Earnings before minority interest in loss of subsidiaries	230,996	914,770
Minority interest in loss of subsidiaries	133,003	-
Net earnings	$ 363,999	914,770

See accompanying notes to consolidated financial statements.

WALKER CAPITAL PARTNERS, LLC
and Subsidiaries
(formerly FD Capital, LLC)

Consolidated Statements of Members' Equity

For the Years Ended December 31, 2007 and 2006

	2007	2006
Balance at beginning of year	$ 146,344	47,534
Member capital contributions	-	150,000
Member draws	(249,055)	(813,260)
Member withdrawal	-	(152,700)
Net earnings	363,999	914,770
Balance at end of year	$ 261,288	146,344

See accompanying notes to consolidated financial statements.

WALKER CAPITAL PARTNERS, LLC
and Subsidiaries
(formerly FD Capital, LLC)

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2007 and 2006

	2007	2006
Cash flows from operating activities:		
Net earnings	$ 363,999	914,770
Adjustments to reconcile net earnings to net cash provided by operating activities:		
Minority interest in subsidiaries' loss	(133,003)	-
Change in accounts receivable	(11,000)	24,900
Change in other assets	-	100
Change in accounts payable	(27,303)	31,480
Net cash provided by operating activities	192,693	971,250
Cash flows from financing activities:		
Advances from members	25,000	-
Capital contribution	-	150,000
Member withdrawal	-	(152,700)
Member draws	(249,055)	(813,260)
Capital contributions from minority interests	195,000	-
Net cash used by financing activities	(29,055)	(815,960)
Net change in cash	163,638	155,290
Cash at beginning of year	177,824	22,534
Cash at end of year	$ 341,462	177,824

See accompanying notes to consolidated financial statements.

WALKER CAPITAL PARTNERS, LLC
and Subsidiaries
(formerly FD Capital, LLC)

Notes to Consolidated Financial Statements

(1) **Description of Business and Summary of Significant Accounting Policies**

Business

Walker Capital Partners, LLC ("the Company) is a Georgia limited liability company formed January 5, 2005 and is a broker-dealer registered with the Securities and Exchange Commission under Section 15(b) of the Securities Exchange Act of 1934, and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company received approval to become a broker-dealer on February 14, 2006.

The Company offers consulting and mergers and acquisitions services and also offers securities private placement services.

Prior to January 1, 2007, the Company was known as FD Capital, LLC. Effective January 1, 2007, the Company changed its name to Walker Capital Partners, LLC. At that time, the Company also formed a subsidiary, Walker Norris Holdings, LLC ("WNH"), which was a single member limited liability company. Effective July 1, 2007, WNH was dissolved and all of its activity has been reflected in the financial statements of Walker Capital Partners, LLC.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

Basis of Consolidation

In 2007, the Company entered into an agreement with Elliott Davis, LLP ("Elliott Davis") to form a separate entity, Elliott Davis Capital Partners, LLC ("Elliott Davis Capital"). The Company owns 55% of Elliott Davis Capital, and Elliott Davis owns the remaining 45%. Also in 2007, the Company entered into an agreement with Bennett Thrasher, PC ("Bennett Thrasher") to form a separate entity, BT Capital Partners, LLC ("BT Capital"). BT Capital is owned 55% by the Company and 45% by Bennett Thrasher.

The consolidated financial statements include the accounts of the Company and its subsidiaries, Elliott Davis Capital and BT Capital. All significant intercompany balances and transactions have been eliminated. The equity and losses from operations attributable to the minority interests are shown separately in the balance sheet and statement of operations.

Revenue Recognition

Consulting fees are recorded as services are performed. Investment banking fees and fees for private placement transactions and related expenses are recorded at closing of the securities offerings for which the Company is serving as investment banker.

Cash and Cash Equivalents

Cash and cash equivalents include certain investments in highly liquid debt instruments with original maturities of three months or less.

Income Taxes

As a limited liability corporation, the tax consequences of the Company's operations all pass through to the members. Accordingly, the Company's financial statements do not include a provision for income taxes.

(2) **Related Party Transactions**

During 2006, FD Holdings, II, LLC ("FD Holdings"), a wholly owned subsidiary of Frazier & Deeter, LLC ("Frazier & Deeter"), owned 45% of the Company. The Company had an Administrative Services Agreement with Frazier & Deeter, whereby Frazier & Deeter provided administrative services including office space, computer systems and support, accounting and bookkeeping, telephone and fax, copying and printing and parking for a fee of $8,500 per month.

The Company paid the following to Frazier & Deeter under this agreement during 2006 as follows:

Rent	$	54,000
Parking		3,600
Telephone and office equipment		8,400
Other administrative services		36,000
	$	102,000

The Company also had a Service Mark License Agreement with Frazier & Deeter, whereby the Company was licensed by Frazier & Deeter to use the FD service mark, which is the trade mark owned by Frazier & Deeter, along with the goodwill of Frazier & Deeter in connection with its business and marketing efforts for a fee of $11,500 per month. The Company paid a total of $138,000 to Frazier & Deeter under this agreement in 2006.

Effective January 1, 2007, FD Holdings withdrew from the Company. On December 29, 2006, the Company paid FD Holdings a total of $156,000, which included a return of contributed capital of $152,700 plus $3,300, representing FD Holdings' share of 2006 income. The Administrative Services Agreement and Service Mark License Agreement were terminated effective December 31, 2006.

The Company leases office space from Elliott Davis for a fee of $500 per month on a month-to-month basis. The Company paid Elliott Davis $2,000 during 2007 for this space.

(3) **Subsequent Events**

As of December 31, 2007, the Company had an outstanding advance from a member of $25,000. This advance was repaid in January 2008. Also in January 2008, the Company made a capital contribution totaling $110,000 to Elliott Davis Capital.

(4) **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007, the Company had net capital, as defined, of $261,288, which was $256,288 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .11 to 1.

SUPPLEMENTAL

SCHEDULE

Walker Capital Partners, LLC
and Subsidiaries
(formerly FD Capital, LLC)

Supplemental Schedule

Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission

December 31, 2007

Computation of Net Capital:

Members' equity	$ 261,288
Net capital	261,288
Minimum net capital required to be maintained (greater of $5,000 or 6 2/3% of aggregate indebtedness)	5,000
Net capital in excess of requirement	$ 256,288

Computation of aggregate indebtedness:

Aggregate indebtedness	$ 29,177
Ratio of aggregate indebtedness to net capital	.11 to 1

Reconciliation with Company's computation (included in Part II of its FOCUS report as of December 31, 2007):

Net capital as reported in Part II (unaudited) FOCUS report	$ 321,288
Audit adjustments, net	(60,000)
Net capital, per above	$ 261,288

END